February 28, 2017

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Rufus Decker

Re:    Express, Inc.
Form 10-K for Fiscal Year Ended January 30, 2016
Filed March 30, 2016
File No. 001-34742

Dear Mr. Decker:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated February 14, 2017, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 30, 2016 (the “Form 10-K”). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Year Ended January 30, 2016

Note 1 - Description of Business and Basis of Presentation, page 40
Segment Reporting, page 46

Your response to our prior comment indicates that the Financial Planning and Analysis team prepares the semiannual operating plan, with ultimate approval provided by the CODM. Please clarify whether at any point in this process the CODM reviews the operating plan at a disaggregated level (i.e., below the consolidated level), and if so, describe the nature of the disaggregated information reviewed by the CODM prior to final approval.

The semi annual plan reviewed by the CODM shows revenue both at an aggregated level and disaggregated across our three channels; however, it presents only consolidated information below revenue. Accordingly, there is no review of the operating plan at a disaggregated level below revenue.

Please further elaborate on the roles and responsibilities assigned to each of the following: a) the Senior Vice President of Stores, b) the Senior Vice President of Outlets, and c) the Executive Vice President of E-commerce and Chief Marketing Officer. Please also tell us the measure(s) of profitability for which each of these individuals is held accountable, if any.

a) The Senior Vice President of Stores has the following operational responsibilities: (1) execution of the retail and outlet store strategy as determined by the CODM; (2) oversight of the home office retail and outlet store operation functions that support the stores; (3) execution of the omni-channel initiatives in the stores; and (4) driving sales in the retail and outlet stores through establishing and monitoring key operation metrics, oversight of associate training, implementation of corporate initiatives, and providing leadership, insight and action plans to the Regional Directors who have responsibility for both retail and outlet stores.

b) The Senior Vice President of Outlets is responsible for overseeing all home office non-store operations related to the Express Factory Outlet stores that are not within the responsibilities of the Senior Vice President of Stores. In this role, the Senior Vice President of Outlets is responsible for ensuring that the strategies established by the

CODM and executive team are carried out with respect to the Express Factory Outlet stores. The team, led by the Senior Vice President of Outlets, is responsible for selecting items from the retail merchandise assortment to be sold in Express Factory Outlet stores, inventory planning and allocation, and development of operating plans, and also works with our Marketing, Real Estate, Production and Sourcing, and other corporate departments to execute the Express Factory Outlet strategies.

c) The Executive Vice President of E-Commerce and Chief Marketing Officer is responsible for all marketing, customer and data analytics, public relations, branding, brand imagery, visual presentation, omni-channel operations, and the e-commerce activities at Express. The marketing activities include the development and execution of both the direct and interactive marketing as well as large scale digital content creation, management and distribution. This individual is also responsible for customer relations (both in-store and online), in-store print marketing programs, and the brand imagery for omni-channel customer touchpoints. For the e-commerce business, including mobile, this individual is responsible for the overall user experience and the creative design of the website as well as merchandise fulfillment. This role is also responsible for continuing to improve and enhance our omni-channel capabilities, including the roll out of ship-from-store and buy-online-pickup-in-store.

Each of these individuals is accountable for achieving specific objectives within their span of control which generally relate to sales and other key operational metrics (e.g., sales per associate hour in the case of stores). These individuals are not responsible for product or operating margin because many decisions impacting product and operating margin, such as pricing, promotions, and real estate expenses, are outside of their span of control. The pricing and promotional strategies of the Company are managed centrally by our planning and allocation and merchandising groups with oversight from our CODM. From an incentive compensation perspective, they, along with other members of our Executive Team, are compensated based on the consolidated results of the Company.

When the actual results differ from the semiannual operating plan, please tell us which individuals are responsible for addressing the deviations specific to each of your three sales channels (i.e., retail, outlet and e-commerce). Please also tell us who the CODM approaches to understand and address the deviations in each of these channels.

The CFO and Vice President of Finance meet with the CODM weekly to discuss the performance of the business and deviations from the operating plan. Certain items, including sales and product margin, are reviewed by channel while the remainder of the profit and loss statement is reviewed on a consolidated basis. The emphasis in this meeting is at the consolidated level with tactical items cascaded to the organization to further the overall goals of the Company. Individual line variances are discussed in this meeting and appropriate actions are agreed upon. The results of this meeting are then discussed at the weekly Executive Team meeting. The CODM, CFO, Senior Vice President of Stores, and the Executive Vice President of E-commerce and Chief Marketing Officer are members of the Executive Team. These individuals are then responsible for addressing the deviations within their respective teams and with their cross functional partners to the extent they are within their respective spans of control which generally relate to sales and other key business metrics but do not include items outside their span of control such as pricing and product and operating margin which are addressed collectively by the Executive Team. As the Senior Vice President of Outlets is not a member of the Executive Team, the Chief Operating Officer directs the Senior Vice President of Outlets with respect to addressing deviations or variances discussed at this meeting with respect to outlet home office operations.

Please explain how, if at all, the product offerings differ between your retail, outlet and e-commerce sales channels. Please tell us whether the same products are offered through all three channels at the same time. Please also discuss any differences in offerings and/or seasonal assortments.

Our merchandising strategies between channels are closely connected and there is no significant difference in the nature of the products sold through our three channels. Each channel sells apparel and accessories, targeting 20-30 year-old women and men, across the same wearing occasions. Our strategy as a Company is to ensure we are available to these customers wherever and whenever they choose to shop, including retail locations, outlet locations, and online. The products sold on our website and in our retail stores are the same, although we do offer extended sizes online and have certain online exclusives. We also use our e-commerce platform and/or certain stores to test new product lines to determine whether we should offer these products across the chain. Over 95% of the products that we sell in the Express Factory Outlet stores were previously successful in our retail stores and online. These products are identified based on their success and are then evaluated to determine if any product costs can be removed, that will not impact the functionality or quality of the product, to allow for a lower retail price. All of our inventory is sourced through the same supply chain.

Please tell us your sales and product margin for your retail, outlet and e-commerce sales channels for each of the last three fiscal years and subsequent interim periods.

In response to the Staff’s comment, we are providing the Staff on a supplemental basis with our sales and product margin for our retail, outlet and e-commerce sales channels for each of the last three fiscal years and subsequent interim periods (the “Supplemental Information”) together with the paper copy of this letter that is being transmitted by overnight courier. We request, pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, that the Staff return the Supplemental Information to the undersigned once the Staff has completed its review and, by separate letter, are also requesting that such Supplemental Information be protected from public disclosure pursuant to 17 C.F.R. §200.83.

As noted above and in the Supplemental Information, our product margins continue to converge across our three sales channels and we expect this convergence will continue into the future. Factors contributing to this convergence include (1) our cost savings initiatives; (2) our IT system implementations, that will allow us to improve our allocation and distribution strategies and reduce the amount of clearance merchandise sold, especially through our e-commerce channel; (3) our outlet store count reaching a level that allows us to achieve better costing for our inventory purchases; and (4) initiatives to bring promotional parity to e-commerce and retail stores.

Please explain the factors responsible for your change in focus from retail stores to outlet stores. In this regard, your disclosure on page 25 indicates that a significant number of outlet stores were opened during the past two years, while many retail stores were closed. Please indicate whether this shift in focus is attributable to higher margins at your outlet stores than your retail stores or other factors.

Our focus on outlet stores is about continuing to be located where people are shopping and not as a result of higher margins in outlets. As we have disclosed, our target demographic across all our sales channels are 20-30 year-old women and men who appreciate fashion and are looking for a strong value proposition. Within this demographic there are customers who want to buy in a retail store, there are customers who want to buy in outlet stores, there are customers who want to shop online, and there are customers who want to shop across all of those channels. We need to be available and accessible where the customer is shopping and where business is being done. We are pursuing the outlet business as a growth opportunity in order to reach more of our target demographic where they prefer to shop.

Please explain how your product returns are processed when the initial purchase is made in one channel (e.g., e-commerce) and returned in another. Please also tell us the channel in which the return is reflected in your accounting records.

E-commerce merchandise can be returned either through our website or in any of our retail stores. Merchandise returns are reflected in the accounting records of the channel where they are physically returned. We do not allow returns between outlet and retail channels.

In closing, we want to reiterate that the Company is managed centrally by the CODM. This role has responsibility for making all the key operating decisions and determining the overall strategy of the Company and implementing it across each aspect of the business through the oversight of all of our senior executives. The financial information provided to the CODM to make the key operating decisions for the Company, both as part of the semi-annual budgeting process and during the operational reviews throughout the year, is primarily at a consolidated level. Internally, we view our sales channels as extensions of each other that help grow the business as a whole by providing our customer with access to our products wherever and whenever they choose to shop. This is demonstrated by the fact that our executives receive incentive compensation based solely on the consolidated results of the Company and not based on individual channel performance. Based on these facts and in accordance with ASC 280.10.50, we believe that the Company continues to have one operating segment.

Please do not hesitate to call me at (614) 474-4753 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,
/s/ Periclis Pericleous
Periclis Pericleous
Senior Vice President, Chief Financial Officer and Treasurer